Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: Rockwell Collins, Inc.

SEC File No.: 001-16445

Date: September 5, 2017

Sept. 4, 2017	Additional resources

Team,

I’m excited to announce the next major step in our company’s future. Rockwell Collins and United Technologies Corp. (UTC) have reached an agreement whereby UTC will acquire Rockwell Collins and combine it with UTC Aerospace Systems, creating a new business — Collins Aerospace Systems. Together, we will be a bigger, better company with even more opportunities for growth.

Upon completion of the transaction, Collins Aerospace Systems will have about 70,000 employees and will generate approximately $23 billion in revenue. I will be CEO of the new combined company, reporting to Greg Hayes, chairman and CEO of UTC. Dave Gitlin, current president of UTC Aerospace Systems, will be president and chief operating officer. We will join UTC’s other world-class businesses, which include Pratt & Whitney, Otis and UTC Climate, Controls & Security.

You’ll find that our organizations have very similar visions, strategies and culture. We plan to combine our capabilities with UTC Aerospace Systems’ offerings, which include electric systems, engine and environmental controls, wheels and brakes, landing gear and other aerospace systems. The combination will give us a greater ability to offer innovative products and services, enabling us to better satisfy customer requirements and provide more value to our shareowners in a rapidly evolving and dynamic environment.

It will also enable us to invest in new innovations and provide more integrated product offerings to meet customer demand. For example, UTC provides many of the systems on board an aircraft that generate operational data, such as engines, electric and environmental controls, sensors and actuators, and more. By combining that data with our onboard networks and information management systems and services, we can make aircraft more intelligent, more connected and provide our commercial and military customers new ways to improve reliability and operational efficiency. We will also be able to provide standalone world-class products where customers demand.

I know today’s announcement will generate a number of questions. We will send a Q&A and other information soon. To learn more about UTC, there are a couple of resources included on the right.

UTC Aerospace Systems fact sheet UTC informational video

Keep in mind, this is just the first step in the process.

The acquisition will require shareholder and regulatory approvals, which are expected to be completed by the third quarter of calendar year 2018. Until then, we remain separate companies, and it’s business as usual. While the impact of this news may be distracting, it’s important that we remain focused on our work, meeting the needs of our customers, helping each other succeed, and upholding the strong reputation we have all built together.

This year marks my 30th anniversary with Rockwell Collins. I’m extremely proud of what we’ve accomplished together and incredibly passionate about our continued success. Whether you’ve been with the company decades or days, you should be proud, too. We’ve assembled an outstanding team, accomplished amazing results and have an incredibly exciting future. I firmly believe that, as part of UTC, we’ve only just begun to realize our full potential. Few companies can actually change the world: together, we will.

# # #

Safe Harbor Statement

This communication contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing provisions that require third-party consent for a change of control or that otherwise may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephoneat 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Where ingenuity takes off™

UTC Aerospace Systems

At a glance

UTC Aerospace Systems is one of the world's largest suppliers of technologically advanced aerospace and defense products. We design, manufacture and service best-in-class products and systems for commercial, regional, business and military aircraft, helicopters and other platforms.

UTC Aerospace Systems puts top engineering talent at the disposal of fleets worldwide and deploys the most rigorous processes to ensure safe and reliable program execution. Providing full life cycle support, we also offer convenient and cost-effective MRO and various support services across the globe 24/7/365.

2015 Sales by Original Equipment Manufacturing and Aftermarket


Original Equipment Manufacturing
Aftermarket

2015 Sales by Region


North America (including Canada)
Europe
Asia Pacific
Other

2015 Sales by Commercial and Defense/Space


Commercial
Defense/Space

Sales	~ $14.3 B*
Employees	~ 41,000
Sites	~ 150

*Adjusted for restructuring and other significant items

UTC Aerospace Systems was formed by combining two industry leaders, Goodrich and Hamilton Sundstrand, creating an organization with key positions on a wide range of aircraft flying today and substantial content on various UAVs, satellites, and ground and naval vehicles. These legacy companies have formed an organization with extensive technical experience and continually evolving product lines, positioning the company as a front runner in developing innovative technology.

Our customers include original equipment manufacturers who build aircraft and helicopters, engine manufacturers, and airlines, as well as defense agencies and contractors. Our commitment to on-time delivery and on-cost execution helps our customers develop and maintain safer, lighter, more reliable and more efficient aircraft and other platforms.

UTC Aerospace Systems is part of United Technologies Corp. (NYSE:UTX), a diversified company that provides a broad range of high-technology products and services to the global aerospace and building systems industries.

Where ingenuity takes off™

UTC Aerospace Systems

UTC Aerospace Systems A range of capabilities Actuation & Propeller Systems Aerostructures Electric Systems Engine Control & Systems Environmental Markets Markets Markets Markets Commercial, regional, business and Commercial, regional and military Commercial, regional, business and Commercial, regional, business and military aircraft, helicopters, and aircraft as well as marine applications military aircraft as well as automotive military aircraft, helicopters, and precision weapons and industrial applications industrial applications Technologies Technologies Technologies Technologies • Cockpit controls and cabin equipment • Nacelle systems • Emergency power • Accessory gearboxes • Guided weapon actuation • Naval composites • Power control/conversion • Aero gas turbine components • Nacelle actuation systems • Pylons and fairings • Power distribution/management • Air turbine starter • Primary & secondary flight controls • Tailcones • Power generation • Airfoils and rotating components • Propeller systems • Bleed air system • Specialty composites • Cabin pressure system • Thermal control systems • Drive shafts and couplings • Trimmable horizontal stabilizer actuators • Electronic engine controls • Utility actuation • Environmental control system • Flight control computers • Fuel pumps and metering units • Fuel tank inerting systems • Ventilation system Interiors ISR & Space Systems Landing Systems Sensors & Integrated Systems Markets Markets Markets Markets Commercial, regional, business and Military applications in the air, on land Commercial, regional, business and Commercial, regional and business military aircraft, helicopters and various and at sea, law enforcement, space- military aircraft and helicopters aircraft, as well as military aircraft and other specialized applications based platforms as well as product lines vehicle systems for specialized industrial applications Technologies Technologies Technologies Technologies • Cargo operating systems • Atmosphere monitoring • Brake control systems • Aircraft data management • Ejection seats • Camera imaging systems • DURACARB® composite friction • Engine sensors and sensing suites • Evacuation systems • Environmental control and life material • Fire detection and protection systems • Lighting systems support systems • Landing gear structure and systems • Fuel level and management systems • Propulsion systems • Fuel cell power • Wheels and brakes • Guidance, navigation and control systems • Specialty seating • Power generation, management • Health and usage management systems • Veneers and distribution • Ice detection and protection systems • Surveillance and reconnaissance • Rescue hoist and cargo winches systems • SmartProbe® Air Data Systems • SWIR systems • Thermal control • Threat detection systems • Thrust vector control MRO & Support Services • Features more than 5,000 customer service employees across 26 countries • Dedicated to the operation of more than 50 MRO service and support facilities • Customer Response Center available for a range of needs – from AOG to spare parts and technical support • Offers customized support agreements to help operators achieve optimal aircraft utilization +1 877 808 7575    crc@utas.utc.com    utascrc.com utcaerospacesystems.com 160036001.indd                07/05/2016

This is United Technologies (Video Transcript) -

https://www.youtube.com/watch?v=5hi4NULja_c

“Making our world smarter…safer…more sustainable.

This is United Technologies. Powering new possibilities with jet engines that are incredibly quiet and fuel efficient. Applying the same discipline to cool the world’s tallest buildings and keep the heart of urban life beating. Helping to make food waste a thing of the past. And turning chaos into calm. We are entrusted with the world’s most important missions. It’s in our nature to advance. To redefine. This is what we do. United Technologies.”

Safe Harbor Statement

This communication contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.